Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Qilian International Holding Group Limited
(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G7307E123**

(CUSIP Number)

Zhanchang Xin

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This refers only to the CUSIP of the Class A ordinary shares, par value $0.00833335 each, of the Issuer. There is no CUSIP for the Class B ordinary shares, par value $0.00833335 each, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7307E123	Page 2 of 6 Pages

(1)	Names of reporting person: Zhanchang Xin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,547,800 Class A ordinary shares (*) 1,220,000 Class B ordinary shares (**)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,547,800 Class A ordinary shares (*) 1,220,000 Class B ordinary shares (**)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,547,800 Class A ordinary shares (*) 1,220,000 Class B ordinary shares (**)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) 0
(13)	Percent of class represented by amount in Row (11) 25.77% of the issued and outstanding Class A ordinary shares (***) 100% of the issued and outstanding Class B ordinary shares (****)
(14)	Type of reporting person (see instructions) IN

* Representing 1,180,000 Class A ordinary shares of the Issuer (the “Class A Ordinary Shares”) held directly by Zhanchang Xin (“Mr. Xin”) and 367,800 Class A Ordinary Shares held indirectly by the Mr. Xin, through Ahanzhai Development Limited (“Ahanzhai Ltd.”). According to the second amended and restated memorandum and articles of association (the “Second M&A”) of the Issuer, each Class B ordinary share of the Issuer (the “Class B Ordinary Share”) is convertible at the option of the holder into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to fifty (50) votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one (1) vote.

** Representing 1,220,000 Class B Ordinary Shares held directly by Mr. Xin.

*** Based on 6,006,480 issued and outstanding Class A Ordinary Shares

**** Based on 1,220,000 issued and outstanding Class B Ordinary Shares

CUSIP No. G7307E123	Page 3 of 6 Pages

(1)	Names of reporting person: Ahanzhai Development Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 367,800 Class A Ordinary Shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 367,800 Class A Ordinary Shares

(11)	Aggregate amount beneficially owned by each reporting person 367,800 Class A ordinary shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) 0
(13)	Percent of class represented by amount in Row (11) 6.12% of the issued and outstanding Class A Ordinary Shares
(14)	Type of reporting person (see instructions) CO

CUSIP No. G7307E123	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares, par value of $0.00833335, of Qilian International Holding Group Limited (the “Issuer” or “Company”), whose principal executive offices are located at Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000.

Item 2. Identity and Background.

(a) Name & Citizenship:

(i) Zhanchang Xin (“Mr. Xin”), a citizen of the People’s Republic of China; and

(ii) Ahanzhai Development Ltd (“Ahanzhai Ltd”), a company established in British Virgin Islands;

(collectively, the “Reporting Persons”)

(b) Residence or business address:

(i) The business address of the Mr. Xin is Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000.

(ii) The business address of Ahanzhai Ltd is OMC Charters, Wickham Cay 1, Road Town, Tortola, British Virgin Islands.

(c) Principal business of each reporting person and address:

Mr. Xin is the chairman of the board of directors (the “Chairman”) of the Issuer.

Ahanzhai Ltd is a holding company with no actual operations.

(d) — (e) During the last five years, the Reporting Persons have not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

At the time of the Issuer’s initial public offering on January 12, 2021, Mr. Xin held 13,839,000 ordinary shares of the Issuer, including 1,839,000 ordinary shares held of record by Ahanzhai Ltd., an entity controlled by Mr. Xin.

On April 19, 2024, the shareholders approved to re-designate and re-classify the Company’s authorized share capital to be US$833,335 divided into 350,000,000 class A ordinary shares of par value US$0.00166667 each, 100,000,000 class B ordinary shares of par value US$0.00166667 each, and 50,000,000 preferred shares of par value US$0.00166667 each. As a result, the then issued and outstanding 35,750,000 ordinary shares were re-designated into 35,750,000 class A ordinary shares. In addition, the Board resolved to re-designate and re-classify 12,000,000 class A ordinary shares held and registered under Mr. Xin into 12,000,000 class B ordinary shares. Therefore, as of April 29, 2024, the Reporting Person held 1,839,000 Class A Ordinary Shares indirectly through Ahanzhai Ltd. and 12,000,000 Class B Ordinary Shares directly.

On May 29, 2024, in order to regain compliance with the minimum bid price requirement of Nasdaq, the Board approved to effect a share consolidation at a ratio of one-for-five, which became market effective on June 21, 2024. Following the share consolidation, the Reporting Person held 367,800 Class A Ordinary Shares through Ahanzhai Ltd. indirectly and 2,400,000 issued and outstanding Class B Ordinary Shares directly, owning 96.43% of the total voting power.

On September 9, 2024, Mr. Xin submitted a conversion notice to convert 1,180,000 of his Class B Ordinary Shares into 1,180,000 Class A Ordinary Shares on a one-for-one basis (the “Conversion”). Upon completion of the Conversion on or about September 20, 2024, Mr. Xin beneficially owns 1,547,800 Class A Ordinary Shares and 1,220,000 Class B Ordinary Shares, representing 93.35% of the total voting power. Ahanzhai Ltd. holds 367,800 Class A Ordinary Shares, representing 0.55% of the total voting power.

CUSIP No. G7307E123	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. Mr. Xin currently serves as the Chairman of the Issuer. Mr. Xin has engaged, and intends to continue to engage, in communications with one or more officers, directors and/or representatives or agents of the Issuer and/or other persons, and may in the future also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding the Issuer, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or its strategic alternatives. As part of such communications, Mr. Xin, as Chairman of the Issuer, may advocate one or more courses of action as described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, and subject to applicable SEC restrictions, the Reporting Persons may acquire additional shares or dispose of shares of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) — (c) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

A joint filing agreement by both of the Reporting Persons is attached as Exhibit 99.1.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. G7307E123	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2024

/s/ Zhanchang Xin
Name: Zhanchang Xin

Ahanzhai Development Limited

/s/ Zhanchang Xin
Name: Zhanchang Xin
Title: Sole Director